
03054478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49740



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING February 1, 2002 (MM/DD/YY) AND ENDING January 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G.W. Sherwold Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22994 El Toro Road
(No. and Street)



Lake Forest (City) CA (State) 92630 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stinchfield, Mellotti and Rasmusson
(Name – *if individual, state last, first, middle name*)

30092 Ivy Glenn Drive, Suite 150 (Address) Laguna Niguel (City), CA (State) 92677 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gary W. Sherwold, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G. W. Sherwold Associates, Inc., as of January 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SUE MONLUX
COMM. # 1250735
NOTARY PUBLIC-CALIFORNIA
ORANGE COUNTY
COMM. EXP. JAN. 24, 2004

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

For The Year Ended January 31, 2003

G. W. SHERWOLD ASSOCIATES, INC.

FINANCIAL STATEMENTS

For The Year Ended January 31, 2003


SEC MAIL
RECEIVED
PROCESSING
APR 0 3 2003
WASH. D.C.
155
SECTION

TABLE OF CONTENTS

Stinchfield, Mellotti and Rasmusson

An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' AUDIT REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

We have audited the accompanying balance sheet of G.W. Sherwold Associates, Inc. as of January 31, 2003 and the related statements of operations, stockholders' equity, and cash flows for the year then ended to be filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G.W. Sherwold Associates, Inc. as of January 31, 2003, and the results of their operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stinchfield, Mellotti + Rasmusson

Stinchfield, Mellotti and Rasmusson
Laguna Niguel, California
March 26, 2003

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Member of California Society of CPAs

G.W. SHERWOLD ASSOCIATES, INC.
BALANCE SHEET
JANUARY 31, 2003

ASSETS

CURRENT ASSETS:				
Cash in bank	$	11,473		
Commission receivable		17,047		
Prepaid taxes		800		
Participation fee		35,000		
TOTAL CURRENT ASSETS			$	64,320
PROPERTY AND EQUIPMENT				
Office furniture and equipment		157,200		
Computers		27,927		
Leasehold Improvements		9,510		
Less: accumulated depreciation		(161,588)		
				33,049
OTHER ASSETS				
Investments		33,100		
Deferred tax benefit		8,600		
TOTAL OTHER ASSETS				41,700
			$	139,069

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:				
Accounts payable	$	5,249		
Accrued payroll and related liabilities		9,813		
Advance from shareholder		3,319		
TOTAL CURRENT LIABILITIES			$	18,381
STOCKHOLDERS' EQUITY:				
Common stock; 100,000 shares authorized, 1,010 shares issued and outstanding		1,010		
Additional paid in capital		9,552		
Retained earnings		110,126		
				120,688
			$	139,069

See accountants' report and accompanying notes

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JANUARY 31, 2003

REVENUES		$ 536,910
OPERATING EXPENSES:		
Salaries and wages	$ 199,629	
Administrative services	134,700	
General and administrative	215,659	
Depreciation and amortization	27,344	
TOTAL OPERATING EXPENSES		577,332
NET LOSS FROM OPERATIONS		(40,422)
OTHER INCOME (EXPENSE):		
Interest expense		493
LOSS BEFORE INCOME TAXES		(40,915)
INCOME TAX BENEFIT		7,518
NET LOSS		$ (33,397)

See accountants' report and accompanying notes

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JANUARY 31, 2003

	COMMON STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE AT JANUARY 31,2002	$ 1,010	$ 7,052	$ 143,523	$ 151,585
ADDITIONAL PAID IN CAPITAL		2,500		
NET INCOME (LOSS)	-	-	(33,397)	(33,397)
BALANCE AT JANUARY 31, 2003	$ 1,010	$ 9,552	$ 110,126	$ 120,688

See accountants' report and accompanying notes

G.W. SHERWOLD ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JANUARY 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers	$ 556,610	
Cash paid to suppliers and employees	(555,927)	
Interest expense	(493)	
Income tax benefit	7,518	
Net cash provided by operating activities		$ 7,708
CASH FLOWS FROM INVESTING ACTIVITIES:		-
Cash payments for the purchase of assets	(8,239)	
Net cash provided by investing activities		(8,239)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from shareholder loan	3,319	
Proceeds from additional paid in capital	2,500	
Net cash provided by financing activities		5,819
NET INCREASE IN CASH		5,288
CASH AT BEGINNING OF YEAR		6,185
CASH AT END OF YEAR		$ 11,473

SUPPLEMENTAL SCHEDULE

Net Loss	$ (33,397)
Adjustments to reconcile to net cash from operating activities:	
Depreciation	27,344
Decrease in accounts receivable	58,648
Increase in prepaid commission	(35,000)
Increase in prepaid taxes	(3,948)
Decrease in accounts payable	(1,446)
Increase in accrued payroll	372
Decrease in accrued liabilities	(4,865)
Net cash provided by operating activities	$ 7,708

See accountants' report and accompanying notes

G. W. SHERWOLD ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of G. W. Sherwold Associates, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting policies and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Operations

G.W. Sherwold Associates, Inc. is a SEC Registered Investment Advisor and a NASD broker/dealer of securities, in accordance with Section 15(b) of the Securities Exchange Act of 1934, as amended. In May, 1997, it became licensed by the National Association of Securities Dealers. The Company acts as a correspondent with a re-introducing firm that in turn has an agreement with another organization that facilitates clearing transactions (see Note E). Transactions are introduced on a fully disclosed basis, and all books and records pertaining thereto are maintained pursuant to SEC Rule 17a-3 and 17a-4.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company has adopted the allowance for doubtful accounts method of accounting for losses from uncollectible accounts in accordance with generally accepted accounting principles. Under this method, an allowance is provided based on historical experience and management's evaluation of outstanding accounts receivable at the end of each year. The balance in the allowance account is zero at January 31, 2003.

G. W. SHERWOLD ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are carried at cost. Depreciation of property and equipment is provided using the straight-line method and modified accelerated cost recovery system for financial reporting and federal income tax purposes. Expenditures for major renewals and betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Concentration of Credit Risk

The Company minimizes its credit risk associated with cash by utilizing high credit quality financial institutions.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one (and the rule of the "applicable" exchange also provides the equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed ten to one). At January 31, 2003, the Company had net capital of $45,939, which is $40,939 above the required net capital of $5,000.

NOTE C - INCOME TAXES

The Company is treated as a "C" corporation under applicable provisions of the Internal Revenue Code. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between using the cash basis method of accounting for income tax reporting and the accrual method of accounting for financial reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

NOTE C - INCOME TAXES

The benefit for income taxes consists of the following:

	Current
Federal	$ 5,918
State	1,600
	$ 7,518

NOTE D - RELATED PARTY TRANSACTIONS

Company leases its office space from an affiliated entity at fair market rates for $9,700 per month. Additionally, the Company has an agreement for the partnership to provide administrative services for approximately $13,650 per month. For the year ended January 31, 2003, rent expense and management fees amounted to $116,400 and $134,700 respectively.

NOTE E - COMMITMENTS AND CONTINGENCIES

The agreement with the re-introducing firm is an open contract without a termination date. Either party may discontinue the relationship at anytime.

NOTE F – INVESTMENTS

NASDAQ has made available to its members shares of stock prior to being publicly traded. As of January 31, 2003 the Company owned 1,000 shares of common stock and warrants for an additional 6,000 shares representing a total investment amount of $33,100.

G. W. SHERWOLD ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENTS
JANUARY 31, 2003

NOTE G – PARTICIPATION FEE

In August 2002, the Company paid a participation fee of $35,000, to a technology provider for employee benefit plan administration services, in exchange for delivery of a local portfolio reflecting aggregate assets under management of $75 million or more. The Company will receive the exclusive opportunity to market its investment advisory services to the local 401K Plan Sponsors. The participation fee is refundable if the technology provider fails to deliver the minimum assets required within nine months. As of January 31, 2003, which is 5 months into the delivery period, the Company had not received the required minimum assets under management, therefore, the participation fee is reported as an asset. Should the delivered assets under management be met, the participation fee will be amortized over the expected income stream.

G.W. SHERWOLD ASSOCIATES, INC.

SCHEDULE 1

STATEMENT OF NET CAPITAL PURSUANT TO SEC RULE 15C3-1

JANUARY 31, 2003

Total Ownership Equity		$ 120,688
Total Non-allowable Assets		74,749
Net Capital		45,939
Less Haircuts		-
Tentative Net Capital		45,939
Minimum Net Capital Required	$ 1,225	
Minimum Dollar Requirement	5,000	
Greater of Minimum Capital Required or Minimum Dollar Requirement		5,000
Excess Net Capital		$ 40,939
Excess Net Capital at 1000% (Net Capital Less 10% of Aggregate Indebtedness)		$ 44,101
Percentage of Aggregate Indebtedness to Net Capital		40.0%

See accountants' report

G. W. SHERWOLD ASSOCIATES, INC.

Schedule II – Computation for Determination Of the Reserve Requirements Under Securities And Exchange Commission Rule 15c3-3 And Information Relating to the Possession of Control Requirements under Securities and Exchange Commission Rule 15c3-3

January 31, 2003

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under Paragraph K(2) (ii) of the rule as all customer transactions are to be cleared through another broker/dealer on a fully disclosed basis.

See accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

Schedule III – Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d) 4

January 31, 2003

The differences between the computation of the net capital included in these financial statements and the net capital computation included in the Company's January 31, 2003 unaudited FOCUS Report filing dated February 11, 2003 are as follows:

Net Capital Computation	Per Audited Financial Statements	Per Focus Report	Net Change
Total Assets	$ 139,069	$ 87,395	$ 51,674
Minus Total Liabilities	18,381	12,124	6,257
Net Worth	120,688	75,271	45,417
Less Non-Allowable Assets	74,749	58,243	16,506
Tentative Net Capital	45,939	17,028	28,911
Less Haircuts	--	--	--
Net Capital	45,939	17,028	28,911
Minus Net Capital Requirement	5,000	5,000	
Excess Net Capital	$ 40,939	$ 12,028	$ 28,911

See accountants' report.

G. W. SHERWOLD ASSOCIATES, INC.

Schedule III – Reconciliation
Pursuant to Securities and Exchange
Commission Rule 17a-5(d) 4

January 31, 2003

(continued)

These differences consist of the following:

Total Assets	
Increase in cash	$ 78
Decrease in commission receivable	(710)
Increase in prepaid commission	35,000
Increase in deferred tax benefit	8,600
Increase in prepaid taxes	800
Increase in capitalized assets	7,906
Total increase in assets	$ 51,674

Total Liabilities	
Increase in accounts payable	$ 610
Increase in accrued liabilities	2,328
Increase in payable to shareholder	3,319
Total increase in liabilities	$ 6,257

See accountants' report.

Stinchfield, Mellotti and Rasmusson
An Accountancy Corporation
Certified Public Accountants

ACCOUNTANTS' INTERNAL CONTROL REPORT

To the Board of Directors
G.W. Sherwold Associates, Inc.
Lake Forest, California

In planning and performing our audit of the financial statements and supplemental schedules of G.W. Sherwold Associates, Inc. for the year ended January 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g) (1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers to perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of California Society of CPAs

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level, the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following involving the control environment, accounting system, and control procedures that we consider to be a material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of G.W. Sherwold Associates, Inc., for the year ended January 31, 2003, and this report does not affect our report thereon dated March 26, 2003.

1. Although a general ledger is maintained in-house, the reporting function is performed by an outside accountant using spreadsheet software. In order to maintain a current general ledger, it is recommended that adjustments to the general ledger be provided to G.W. Sherwold Associates by the outside accountant and subsequently posted to the Company's general ledger on a monthly basis. The financial statements were difficult to reconcile because of the lack of an audit trail between the two sets of records. The President has indicated that he will work more closely with the Company's accountant to maintain an accurate and integrated general ledger.

30092 Ivy Glenn Drive, Suite 150, Laguna Niguel, California 92677, (949) 495-2622, Fax (949) 495-0138
Members of California Society of CPAs

We understand that practices and procedures that accomplish the objectives of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes.

This report is intended solely for the use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Stinchfield, Mellotti & Rasmusson

Stinchfield, Mellotti and Rasmusson.
Laguna Niguel, California
March 26, 2003